UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-39173

I-MAB

(Translation of registrant’s name into English)

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Change in Company’s Certifying Accountants

Auditor Change from PricewaterhouseCoopers Zhong Tian LLP to PricewaterhouseCoopers LLP

On August 6, 2024, the Audit Committee of the Board of Directors (the “Audit Committee”) of I-Mab (the “Company”) approved the dismissal of PricewaterhouseCoopers Zhong Tian LLP (“PwC China”) as the Company’s independent registered public accounting firm, effective August 7, 2024, and the appointment of PricewaterhouseCoopers LLP (“PwC US”) as the Company’s new independent registered public accounting firm for the fiscal year ending December 31, 2024.

The reports of PwC China on the Company’s consolidated financial statements for the fiscal years ended December 31, 2023 and December 31, 2022, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2023 and December 31, 2022, and the subsequent period through August 7, 2024, there were (i) no disagreements between the Company and PwC China on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC China, would have caused PwC China to make reference to the subject matter of the disagreement in PwC China’s reports on the Company’s consolidated financial statements for such years, and (ii) no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

The Company provided PwC China with a copy of the disclosures it is making in this Current Report on Form 6-K and requested that PwC China furnish it with a letter addressed to the U.S. Securities and Exchange Commission (“SEC”) stating whether or not PwC China agrees with the above disclosures and, if not, stating the respects in which PwC China does not agree. A copy of PwC China’s letter to the SEC, dated August 7, 2024, is attached herewith as Exhibit 99.2 to this Current Report on Form 6-K

During the fiscal years ended December 31, 2023 and December 31, 2022, and the subsequent period through August 7, 2024, neither the Company nor anyone on its behalf consulted with PwC US regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report nor oral advice was provided to the Company that PwC US concluded was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issues, (iii) any matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions), or (iv) any reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Incorporation by Reference

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-279842, File No. 333-265684, File No. 333-256603 and File No. 333-2399871) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Press Release of I-Mab, dated August 7, 2024
99.2	Letter from Predecessor Auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Joseph Skelton
Name	:	Joseph Skelton
Title	:	Chief Financial Officer

Date: August 7, 2024